UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934*

LIFEWAY FOODS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

531914109
(CUSIP Number)

Julie Smolyansky, CEO
Lifeway Foods, Inc.
6431 West Oakton St.
Morton Grove, IL 60053
(847) 967-1010
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531914109	13D	Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ludmila Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,767,968
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,767,968
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,767,968
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 531914109	13D	Page 3 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Julie Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 517,868
	8.	SHARED VOTING POWER 500,0001
	9.	SOLE DISPOSITIVE POWER 517,868
	10.	SHARED DISPOSITIVE POWER 500,0001
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,868
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.		TYPE OF REPORTING PERSON IN
_________________
1 Consists of shares held by Smolyansky Family Holdings, LLC (the “LLC”), of which the Reporting Person is a 50% owner. The Reporting Person disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

CUSIP No. 531914109	13D	Page 4 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 261,515
	8.	SHARED VOTING POWER 500,0002
	9.	SOLE DISPOSITIVE POWER 261,515
	10.	SHARED DISPOSITIVE POWER 500,0002
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,515
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.		TYPE OF REPORTING PERSON IN
_________________
2 Consists of shares held by the LLC, of which the Reporting Person is a 50% owner. The Reporting Person disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

CUSIP No. 531914109	13D	Page 5 of 10 Pages

AMENDMENT 6 TO SCHEDULE 13D

This Amendment No. 6 amends and supplements the Schedule 13D/A No. 5 filed on June 21, 2013 by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky. This Amendment No. 6 is being filed by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky for the purpose of (i) disclosing their agreement to disband their group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and (ii) providing additional information regarding their respective beneficial ownership.

Item 2.            Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following to the end of the Section:

The Reporting Persons agreed to disband and no longer act as a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Ludmila Smolyansky

On July 8, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On July 10, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 4,322 shares of Common Stock.

On July 11, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 7,000 shares of Common Stock.

On July 12, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 6,678 shares of Common Stock.

On February 24, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On February 24, 2014, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, acquired 2,000 shares of Common Stock.

On June 3, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On June 3, 2014, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

CUSIP No. 531914109	13D	Page 6 of 10 Pages

On September 22, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 15,000 shares of Common Stock.

On December 15, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 16,097 shares of Common Stock.

On December 16, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 13,903 shares of Common Stock.

On December 22, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 3,885 shares of Common Stock.

On October 8, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 500,000 shares of Common Stock.

On December 12, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 30,000 shares of Common Stock.

On December 20, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 14,731 shares of Common Stock.

On December 20, 2015, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, acquired 10,000 shares of Common Stock.

On February 3, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 3,000 shares of Common Stock.

On July 8, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On July 10, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 4,322 shares of Common Stock.

On July 11, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 7,000 shares of Common Stock.

On July 12, 2013, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 6,678 shares of Common Stock.

On February 24, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock as a gift.

On February 24, 2014, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, acquired 2,000 shares of Common Stock as a gift.

On June 3, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On June 3, 2014, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, disposed of 2,000 shares of Common Stock.

On September 22, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 15,000 shares of Common Stock.

CUSIP No. 531914109	13D	Page 7 of 10 Pages

On December 15, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 16,097 shares of Common Stock.

On December 16, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 13,903 shares of Common Stock.

On December 22, 2014, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 3,885 shares of Common Stock as a gift.

On October 8, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 500,000 shares of Common Stock as a gift.

On December 15, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 30,000 shares of Common Stock.

On December 20, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 14,731 shares of Common Stock as a gift.

On December 20, 2015, Ludmila Smolyansky, through The Smolyansky Foundation of which Ms. Smolyansky is a trustee, acquired 10,000 shares of Common Stock as a gift.

On February 3, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 3,000 shares of Common Stock.

On February 4, 2015, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

Julie Smolyansky

On July 17, 2013, Julie Smolyansky disposed of 400 shares of Common Stock.

On July 18, 2013, Julie Smolyansky disposed of 9,396 shares of Common Stock.

On July 19, 2013, Julie Smolyansky disposed of 204 shares of Common Stock.

On February 24, 2014, Julie Smolyansky acquired 4,000 shares of Common Stock as a gift.

On December 22, 2014, Julie Smolyansky acquired 777 shares of Common Stock as a gift and disposed of 2,331 shares of Common Stock as a gift.

On December 22, 2014, Julie Smolyansky on behalf of minor children acquired 8,108 shares of Common Stock as a gift.

On December 22, 2014, Julie Smolyansky’s spouse acquired 1,554 shares of Common Stock as a gift.

On October 8, 2015, Smolyansky Family Holdings LLC (the “LLC”), of which Julie Smolyansky beneficially owns 50%, acquired 500,000 shares of Common Stock. Julie Smolyansky disclaims beneficial ownership of shares held by the LLC except to the extent of any pecuniary interest therein.

On December 20, 2015, Julie Smolyansky acquired 1,200 shares of Common Stock as a gift.

On December 30, 2015, Julie Smolyansky disposed of 2,446 shares of Common Stock as a gift.

On December 30, 2015, Julie Smolyansky on behalf of minor children acquired 2,446 shares of Common Stock as a gift.

CUSIP No. 531914109	13D	Page 8 of 10 Pages

Edward Smolyansky

On July 26, 2013, Edward Smolyansky disposed of 4,000 shares of Common Stock.

On July 29, 2013, Edward Smolyansky disposed of 2,000 shares of Common Stock.

On December 10, 2013, Edward Smolyansky disposed of 4,000 shares of Common Stock.

On February 24, 2014, Edward Smolyansky acquired 4,000 shares of Common Stock as a gift.

On June 3, 2014, Edward Smolyansky disposed of 4,000 shares of Common Stock.

On December 22, 2014, Edward Smolyansky acquired 777 shares of Common Stock as a gift.

On October 8, 2015, the LLC, of which Edward Smolyansky beneficially owns 50%, acquired 500,000 shares of Common Stock. Edward Smolyansky disclaims beneficial ownership of shares held by the LLC except to the extent of any pecuniary interest therein.

On January 6, 2016, Edward Smolyansky disposed of 15,000 shares of Common Stock.

On January 7, 2016, Edward Smolyansky disposed of 10,000 shares of Common Stock.

On January 8, 2016, Edward Smolyansky disposed of 5,000 shares of Common Stock.

Item 4.            Purpose of Transaction.

Item 4 is amended to add the following:

The transactions itemized in Item 3 above were for made personal investment purposes.

Item 5.            Interest in Securities of the Issuer.

Item 5 is amended to add the following:

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 8,047,351 shares of Common Stock as of March 1, 2016, which represent 49.7% of the Issuer’s outstanding shares of Common Stock. The 8,047,704 shares consist of 6,757,698 shares of Common Stock owned by Ludmila Smolyansky through the Ludmila Smolyansky Trust 2/1/05, of which Ludmila Smolyansky is the trustee, 510,000 shares of Common Stock held by The Smolyansky Family Foundation of which Ludmila Smolyansky is the trustee, 499,262 shares of Common Stock owned directly by Julie Smolyansky, 15,720 beneficially owned by Julie Smolyansky on behalf of minor children, 2,886 shares owned by Julie Smolyansky’s spouse, 261,515 shares of Common Stock owned by Edward Smolyansky and 500,000 shares held by the LLC, of which Julie Smolyansky owns 50% and Edward Smolyansky owns 50%. Each of Julie Smolyansky and Edward Smolyansky disclaim beneficial ownership of shares held by the LLC except to the extent of any pecuniary interest therein. Each Reporting Person has sole voting and dispositive control over the shares ascribed to him or her, except for the 500,000 shares owned by the LLC, over which Julie Smolyansky and Edward Smolyansky share voting and dispositive control.

This percentage calculation was based on 16,188,376 shares outstanding as of March 1, 2016 as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 as filed with the Securities and Exchange Commission.

CUSIP No. 531914109	13D	Page 9 of 10 Pages

(c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

DATE	REPORTING PERSON	AMOUNT ACQUIRED (DISPOSED)	PRICE PER SHARE	TYPE OF TRANSACTION

December 12, 2015	Ludmila Smolyansky	(30,000)	$11.64	Privately negotiated transaction.
December 20, 2015	Ludmila Smolyansky	(14,731)	$0	Gift (disposition)
December 20, 2015	Ludmila Smolyansky	10,000	$0	Gift (acquisition)
February 3, 2015	Ludmila Smolyansky	(3,000)	$12.09	Open market sale
February 4, 2015	Ludmila Smolyansky	(5,000)	$12.02	Open market sale
December 20, 2015	Julie Smolyansky	1,200	$0	Gift (acquisition)
December 30, 2015	Julie Smolyansky	(2,466)	$0	Gift (disposition)
December 30, 2015	Julie Smolyansky (for the benefit of minor children)	2,446	$0	Gift (acquisition)
December 22, 2015	Edward Smolyansky	777	$0	Gift (acquisition)
January 1, 2016	Edward Smolyansky	(10,000)	$11.18	Open market sale
January 6, 2016	Edward Smolyansky	(5,000)	$11.20	Open market sale
January 7, 2016	Edward Smolyansky	(2,900)	$11.34	Open market sale
January 7, 2016	Edward Smolyansky	(2,528)	$11.33	Open market sale
January 7, 2016	Edward Smolyansky	(181)	$11.32	Open market sale
January 7, 2016	Edward Smolyansky	(200)	$11.31	Open market sale
January 7, 2016	Edward Smolyansky	(4,091)	$11.30	Open market sale
January 7, 2016	Edward Smolyansky	(100)	$11.29	Open market sale
January 8, 2016	Edward Smolyansky	(5,000)	$11.33	Open market sale

CUSIP No. 531914109	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2016
	By:	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Dated: March 15, 2016
	By:	/s/ Julie Smolyansky
Julie Smolyansky
Dated: March 15, 2016
	By:	/s/ Edward Smolyansky
Edward Smolyansky